November 1, 2016

Ms. Loan Lauren P. Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Legal Branch Chief, Office of Natural Resources

Mail Stop 4628

Washington, D.C. 20549

Re:	Sanchez Production Partners LP
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2016
File No. 333-213219
Form 8-K
Filed October 7, 2016
File No. 001-33147

Dear Ms. Nguyen:

Set forth below are the responses of Sanchez Production Partners LP, a Delaware limited partnership (the “Partnership,” “SPP,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2016, with respect to Amendment No. 1 to the Partnership’s Registration Statement on Form S-1, filed with the Commission on October 7, 2016 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”), and the Partnership’s Form 8-K filed with the Commission on October 7, 2016.  Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth Kenyon LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement on Form S-1

Prospectus Cover Page

1.                                      You revised to disclose that you expect the public offering price “will be between $16.00 and $18.00 per common unit.”  We further note the material disparity between this price range and the last reported sales price on the NYSE MKT which you disclose of as $10.66 per unit.  Accordingly, please describe in your prospectus the various factors considered in determining the offering price.  See Item 505(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure on page 22 of the Amendment to describe the factors that the Partnership and the underwriters considered in determining the proposed offering price range.

Historically, the Partnership’s common units have traded in a low and narrow price range because from 2010 to the third quarter of 2015 it had insufficient cash available to make distributions during a time when the Partnership worked to pay down debt.  Beginning in the third quarter of 2015, with the acquisition of a midstream asset, the Partnership began generating sufficient cash to pay a distribution on its common units and has had sufficient available cash to increase the distribution rate by 1.5% each quarter since then.  With the recent acquisition of the Carnero Gathering interest in another midstream asset, as described in the Amendment, and the pending acquisitions described in the Amendment, the Partnership’s forecasted ability to make distributions is further enhanced.

Nonetheless, the existing trading price our common units continues to reflect our historical distribution rate based on our low cash available for distribution and the prior lack of visibility into our growth potential.  As a result, the Partnership has had a low trading volume and a small market capitalization, which has depressed our trading price range.  Accordingly, the current market price of the Partnership’s common units is not an appropriate indicator of what we believe to be their true value based on the forecasted cash available for distribution.

Form 8-K Filed October 7, 2016

2.                                      We note disclosure stating the proved reserves estimates were prepared by “the Seller’s reserve engineers.” Please revise your disclosure to clarify if such estimates were prepared by personnel of the Seller or by an independent third party engineering firm.  As this Form 8-K is incorporated by reference into your registration statement on Form S-1, if the latter, please obtain and file a consent of the preparer as an exhibit to your registration statement.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure in a Form 8-K/A filed with the Commission on November 1, 2016.  We respectfully advise the Staff that the proved reserve estimates were prepared by internal personnel of the Seller and, therefore, no consent is required.

3.                                      We also note disclosure stating the proved reserves estimates are “based on benchmark prices and certain future cost variability.” Please provide us with an explanation of the basis for the prices and costs used in the estimate and tell us if the 2,136 MBoe of “estimated proved reserves” disclosed in your filing meet the requirements for prices and costs under Rule 4-10(a)(22)(v) of Regulation S-X and disclosure as proved reserves under Rule 4-10(a)(22) of Regulation S-X.  If the estimates do not meet the requirements under Rule 4-10(a) of Regulation S-X, please revise your disclosure to state clearly that the estimates do not conform to the SEC requirements and the reason(s) for this non- conformance.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the “benchmark price and certain future cost variability” used for calculating the estimated proved reserves were both the Seller’s estimation of the forward commodity pricing, as adjusted for estimated locational differences, as well as the Seller’s estimation of the future cost of services, as adjusted for estimated inflation.  In a Form 8-K/A filed with the Commission on November 1, 2016, we have supplemented the disclosure and included reserves based on the average price during the 12-month period prior to July 1, 2016, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions, as required by Rule 4-10(a)(22)(v).

4.                                      Please revise your disclosure to clarify the effective date of the estimated proved reserves quantities disclosed in your filing.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure in a Form 8-K/A filed with the Commission on November 1, 2016.  We respectfully advise the Staff that the effective date of the estimated proved reserves was July 1, 2016.

Please contact me at 713-783-8000 or Scott Olson at Andrews Kurth Kenyon LLP at 713-220-4764 with any questions.

Sincerely,

/s/ Charles C. Ward
Charles C. Ward
Chief Financial Officer
Sanchez Production Partners GP LP

cc:        Gerry Willinger, Sanchez Production Partners LP

Scott Olson, Andrews Kurth Kenyon LLP